

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

February 18, 2009

Mr. Michael Anthofer
Executive Vice President and Chief Financial Officer
Tessera Technologies, Inc.
3025 Orchard Parkway
San Jose, California 95134

>   **Re: Tessera Technologies, Inc.**
>   **Form 10-K for the fiscal year ended December 31, 2007**
>   **Filed February 29, 2009**
>   **File No. 000-50460**

Dear Mr. Anthofer:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief